# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Panamera Holdings Corp, CIK 0001620749
CUSIP: 69829Y109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2000 WEST LOOP SOUTH, SUITE 1820, HOUSTON, Texas (TX), 77056
Date of event which requires filing of this statement: 03/12/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002125515

## Reporting persons
- Fuller Robin R.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 13,405; shared voting power 4,100,000; sole dispositive power 4,113,405; shared dispositive power 0; aggregate amount beneficially owned 4,113,405 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Panamera Holdings Corp
Address of issuer's principal executive offices: 2000 WEST LOOP SOUTH, SUITE 1820, HOUSTON, TEXAS, 77056.

## Item 2. Person Filing
Name of person filing: Robin R. Fuller
Address of principal business office or, if none, residence: 214 Morton St., Loft, Richmond, Texas 77469
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
4,113,405 shares of Common Stock, consisting of:
1. 4,100,000 shares held directly and subject to a Voting Rights Agreement dated December 20, 2021
2. 13,405 shares purchased by the Reporting Person through open market transactions
Percent of class: 5.15%
Sole power to vote or to direct the vote: 13,405
Shared power to vote or to direct the vote: 4,100,000
Sole power to dispose or to direct the disposition: 4,113,405
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Fuller Robin R.: /s/ Robin R. Fuller, Robin R. Fuller (04/13/2026)